WARRANT AGREEMENT

WARRANT AGREEMENT governs those Unit Certificates (the "Certificates") issued by The Bank of New Canaan (the "Bank") as part of its Offering (the "Offering") pursuant to that certain Offering Circular dated as of October 26, 2006. Each Unit consists of one share (the "Shares") of common stock of the Bank, par value $1.00 per share (the "Common Stock") and one warrant (the "Warrants") to purchase shares of Common Stock, as set forth herein. The Certificates bear a legend referencing the Warrants.

1.	Transferability and Form of Warrant.

(a) The Warrants shall not be separately registered, but shall be a part of the Units. The Shares and Warrants are not separately transferable from the Units. A Warrant may be transferred only simultaneously with a transfer of the Share to which the Warrant relates as part of the Unit, which transfer shall be recorded on the Unit register maintained by the Bank.

(b) Each Certificate shall bear a legend referencing the Warrants. The Bank shall hold a master warrant certificate (the "Master Warrant Certificate") which shall list the number of Warrants that accompany each Certificate. The number of shares of Common Stock a holder of a Unit (each a "Holder") will be entitled to purchase (shown as a conversion ratio) is computed by multiplying the number of Units a Holder purchased in the Offering by the conversion ratio. This conversion ratio is based on the number of Units subscribed for in the Offering (862,289). The conversion ratio has been set at .3221 shares of Common Stock for each Warrant. The Master Warrant Certificate shall be substantially as set forth in Exhibit A attached hereto.

2.	Terms and Exercise of Warrants.

(a) Subject to the terms of this Agreement, the Warrants shall be exercisable and each Holder shall have the right, which may be exercised at any time from and including October 1, 2009 and prior to or on November 30, 2009 (the “Expiration Date”), unless extended or accelerated per Section 2(c) below, to purchase from the Bank the number of Shares which the Holder may at the time be entitled to purchase on exercise of such Warrants, as identified on the Master Warrant Certificate. The Bank shall provide each Holder with a warrant exercise form (the "Exercise Form") prior to or contemporaneous with the commencement of the warrant exercise period.

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(b) Warrants may only be exercised for the purchase of whole Shares. Warrants may be exercised upon delivery to the Bank of a completed Exercise Form and upon payment to the Bank of the Warrant Exercise Price (as defined herein), for the number of Shares in respect of which such Warrants are then exercised. Payment of the aggregate Warrant Exercise Price shall be made by certified or official bank check, wire transfer or debit from an account at the Bank.

Upon such delivery of the Exercise Form and payment of the Warrant Exercise Price as aforesaid, the Bank shall issue and cause to be delivered as promptly as possible to or upon the written order of the Holder, and in such name or names as the Holder may designate, a certificate or certificates for the number of full Shares so purchased upon the exercise of such Warrants. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Shares as of the date of the delivery of the Exercise Form and payment of the Warrant Exercise Price, as aforesaid.

(c) The Bank may accelerate or extend the Expiration Date at any time, in its discretion to a date not earlier than 60 days following mailing of notice. Notice of the acceleration or extension, as applicable, shall contain the accelerated Expiration Date (the “Accelerated Expiration Date”) or the extended Expiration date (the "Extended Expiration Date"), as applicable.

3.	Payment of Taxes.

The Bank will pay all documentary stamp taxes, if any, attributable to the initial issuance of Shares upon the exercise of Warrants; provided however, that the Bank shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue or delivery of any Unit Certificate or certificates for Shares in a name other than that of the registered Holder of Warrants in respect of which such Shares are issued.

4.	Mutilated or Missing Unit Certificate.

In case any of the Certificates evidencing the Warrants shall be mutilated, lost, stolen or destroyed, the Bank may, in its discretion, issue and deliver in exchange and substitution for and upon cancellation of the mutilated Certificate, or in lieu of and substitution for the Certificate if lost, stolen or destroyed, a new Certificate of like tenor and representing an equivalent right or interest; but only upon receipt of evidence satisfactory to the Bank of such loss, theft or destruction of such Certificate and indemnity, if requested, also satisfactory to the Bank. An applicant for such a substitute Certificate shall also comply with such other reasonable requirements and pay such other reasonable charges as the Bank may prescribe.

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5.	Reservation of Shares, Purchase of Warrants.

There have been reserved, and the Bank shall at all times keep reserved, out of its authorized and unissued Common Stock, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants.

6.	Warrant Price.

The price per share at which Shares shall be purchasable upon exercise of Warrants (the “Warrant Exercise Price”) shall be $18.00.

7.	Expiration of Warrants.

On the Expiration Date or on the Accelerated Expiration Date or Extended Expiration Date, as the case may be, if the Bank accelerates or extends the Expiration Date pursuant to Section 2(b), all outstanding Warrants shall become void and all rights of all holders thereof and thereunder shall cease.

8.	Adjustment of Warrant Price and Number of Shares.

The number and kind of securities purchasable upon the exercise of each Warrant and the Warrant Exercise Price shall be subject to adjustment from time to time upon the happening of certain events, as hereinafter defined.

8.1 Mechanical Adjustments. The number of Shares purchasable upon the exercise of each Warrant and the Warrant Exercise Price shall be subject to adjustment as follows:

(a) In case the Bank shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, (ii) subdivide or “split” its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issue by reclassification or recapitalization of its shares of Common Stock other securities of the Bank, the Holder of the Warrant shall be entitled to purchase the number of Shares or other securities of the Bank which he would have been able to purchase after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

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(b) In case the Bank shall distribute to all holders of its shares of Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions payable out of consolidated earnings or earned surplus and dividends or distributions referred to in paragraph (a) above) or rights, options or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock, then in each case the number of Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Shares purchasable upon the exercise of each Warrant before the occurrence of such event, by a fraction, of which the numerator shall be the then current market price per share of Common Stock (as defined in paragraph (c) below) on the date of such distribution, and of which the denominator shall be the then current market price per share of Common Stock, less the then fair value (as determined by the Board of Directors of the Bank, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to the record date for the determination of shareholders entitled to receive such distribution.

(c) For the purpose of any computation under paragraph (b) of this Section, the current market price per share of Common Stock at any date shall be the average representative closing bid quotation as reported on NASDAQ or, in the event the Common Stock is listed on a securities exchange, the average closing sales price on the principal such exchange for the Common Stock for the five consecutive trading days ending the day prior to the date as of which such computation is made. In the event that none of the above sources are available, the Board of Directors of the Bank shall determine the current market price based upon such information and evidence as they determine to be credible and relevant at the time.

(d) No adjustment in the number of Shares purchasable hereunder shall be required unless such adjustment would require an increase or decrease of at least 1% in the number of Shares purchasable upon the exercise of each Warrant; provided, however, that any adjustments which by reason of this paragraph (d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest share.

(e) Whenever the number of Shares purchasable upon the exercise of each Warrant is adjusted, as herein provided, the Warrant Exercise Price payable upon exercise of each Warrant shall be adjusted by multiplying such Warrant Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Shares purchasable upon the exercise of each Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Shares so purchasable immediately thereafter.

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(f) For the purpose of this subsection 8.1, the term “shares of Common Stock” shall mean (i) the class of stock designated as the Common Stock of the Bank at the date of this Agreement, or (ii) any other class of stock resulting from successive changes or reclassification of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to paragraph (a) above, the Holders shall become entitled to purchase any shares of the Bank other than shares of Common Stock, thereafter the number of such other shares so purchasable upon exercise of each Warrant and the Warrant Exercise Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Shares contained in paragraphs (a) through (e), inclusive, above.

8.2 Notice of Adjustment. Whenever the number of Shares purchasable upon the exercise of each Warrant or the Warrant Exercise Price of such Shares is adjusted, as herein provided, the Bank shall promptly to mail by first class mail, postage prepaid, to each Holder notice of such adjustment or adjustments.

8.3 No Adjustment for Dividends. Except as provided in subsection 8.1, no adjustment in respect of any cash dividend shall be made during the term of a Warrant or upon the exercise of a Warrant.

8.4 Presentation of Purchase Rights Upon Consolidation, etc. In case of any consolidation of the Bank with or merger of the Bank into another corporation, the Bank or such successor or purchasing corporation, as the case may be, shall execute an agreement providing that each Holder shall have the right thereafter upon payment of the Warrant Exercise Price in effect immediately prior to such action to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property which he would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had such Warrant been exercised immediately prior to such action. The Bank shall mail by first class mail, postage prepaid, to each Holder, notice of the execution of any such agreement. In the event of reorganization of the Bank into a bank holding company structure, wherein all of the shareholders of the Bank at the effective time of the reorganization exchange their shares of Bank common stock for an equivalent number of shares of bank holding company common stock, this Agreement shall automatically become the obligation of the bank holding company to issue shares of common stock of the bank holding company upon the exercise of Warrants as provided herein with respect to Bank common stock.

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9.	Acceptance by Holder.

A Holder's receipt of a Certificate shall be deemed his acceptance of the terms and conditions set forth herein.

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EXHIBIT A

THE BANK OF NEW CANAAN

MASTER WARRANT CERTIFICATE

UNIT CERTIFICATE HOLDER NAME/ADDRESS	UNIT CERTIFICATE NUMBER(S)	NUMBER OF WARRANTS EXERCISED

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November 23, 2010

Bauer Foundation

206 Dudley Rd

Wilton, CT 06897

RE: EXTENSION OF WARRANT EXERCISE PERIOD

related to BNC Financial Units CUSIP number 05570E 20 7

Dear Mr. Bauer,

You currently own 55,556 Units of BNC Financial Group, Inc. (the “Company”) that were issued during our 2006 public offering and 2007 Private Placement. Each Unit consists of one share of the Company’s common stock and an attached warrant. Each warrant originally gave you the right, but not the obligation, to purchase .3221 shares of the Company’s common stock at $18.00 per share and were exercisable between October 1, 2012 and December 1, 2012.

At our June 23, 2010 Annual Meeting, our shareholders approved lowering the exercise price of the warrants to $14.00 and extending the exercise period. This means that each warrant now gives you the right, but not the obligation, to purchase .3221 shares of the Company’s common stock at $14.00 per share and the new exercise period for the warrants begins on October 1, 2014 and expires at 5:00 pm EST on December 1, 2014.

Based on the warrant conversion ratio, you are entitled to buy up to 17,895 shares of Company common stock at $14.00 per share during the exercise period.

The Board of Directors periodically evaluates the Company’s capital requirements and, based on changes in the Company’s capital needs or relevant market conditions may, as allowed for in the warrant agreement, revise the warrant exercise period (including possible acceleration of the time) based on those considerations.

If you have any questions regarding the above, please do not hesitate to contact Mr. Jay Forgotson or myself at (203) 972-3838.

Sincerely,

Ernest J. Verrico, Sr.

Chief Financial Officer

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